FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of  January 7, 2004

Commission File Number  n

Forbes Medi-Tech Inc. (Translation of registrant's name into English)
Suite 200-750 West Pender Street, Vancouver, BC, V6C 2T8, Canada (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F....[X ]..... Form 40-F...[   ]...

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

[    ]

No

[   ]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

For Immediate Release:                                                                                                                                                                    January 7, 2004

Forbes Medi-Tech Attracts Leading Cardiologist from Cleveland Clinic & Completes Equity Financing of US$10.75 Million

~Forbes Appoints Dr. Eric Topol from Cleveland Clinic as Chairman of the Medical & Scientific Advisory Board and Scientific Consultant~

Vancouver, BC – Forbes Medi Tech Inc. (TSX:FMI; NASDAQ:FMTI) announced today it has raised US$10.75 million by Private Placement, resulting in the issuance of 5.375 million series A voting convertible preferred shares at a price of US$2.00 per share, with approximately 1.61 million warrants attached. Each preferred share is convertible without further consideration at any time at the option of the holder into 1 common share and each warrant entitles the holder to purchase one common share of the Company at US$2.40 for 3 years from the date of closing. Placement proceeds will be used to fund continued research on FM-VP4, further development of the FM-VPx library of compounds and for operational purposes.

Additionally, Dr. Eric Topol has been appointed Chairman of Forbes’ Medical & Scientific Advisory Board and Scientific Consultant for its pharmaceutical development program. Dr. Topol is Provost, Cleveland Clinic Lerner College of Medicine and Chief Academic Officer of the Cleveland Clinic Foundation. He is also Chairman of the Department of Cardiovascular Medicine and Professor of Medicine. With the appointment of Dr. Topol, Dr. Jiri Frohlich will continue as a member of Forbes’ Medical & Scientific Advisory Board. Forbes extends its gratitude to Dr. Frohlich for his contributions as chairman towards the Company’s pharmaceutical development program.

“The culmination of financing and the addition of one of the world’s leading cardiologists to Forbes’ Medical & Scientific Advisory Board is a strong endorsement of the prospects for our portfolio of cardiovascular compounds,” said Charles Butt, President & CEO of Forbes Medi-Tech Inc. “Dr. Topol’s extensive background in cardiovascular research will be a tremendous asset in the clinical development program for FM-VP4 while the proceeds from this financing represents substantial support for further research and clinical programs.”

Dr. Topol’s initial responsibility will be to provide direction for Forbes’ clinical development plans, selection of sites and the design of clinical studies for US FDA clinical trials pending the results of the Phase II trials currently underway in Europe.

 “I am very impressed with the information to date on FM-VP4 and the Company’s Library of Compounds”, said Dr. Topol. “The Company’s portfolio of compounds represents a substantial opportunity beyond cholesterol reduction. I am excited to be part of such a robust development program towards the treatment of cardiovascular and related diseases.”

Investors in the private placement include Great Point Partners, LLC of Greenwich, Connecticut and Biotechnology Development Fund IV, L.P. (BDF IV) of Palo Alto, California. This is the second investment from BDF IV in Forbes in the past four months. The Fund previously participated in a US$4.8 million private placement completed at US$1.485 per share in September of 2003. The cash commission payable on the current transaction is US$277,500.

“Forbes Medi-Tech is developing FM-VP4 for cardiovascular and related diseases, an area for large potential growth,” said Dr. Jeffrey Jay, a Great Point Partners Managing Director. “Cardiovascular disease, including the treatment for elevated cholesterol, is currently the largest category in the pharmaceutical industry with approximately $30 billion in sales in 2002; FM-VP4 is in Phase II studies and has the potential to be a major therapeutic in this category,” added David Kroin, also a Managing Director of Great Point Partners.

About Dr. Topol

Dr. Eric J. Topol has been elected to the American Association of Physicians and American Society of Clinical Investigation. He is a Fellow, American Heart Association; Fellow, American College of Cardiology; Fellow, American College of Physicians; Fellow, European Society of Cardiology; Fellow and Trustee, Society of Cardiac Angiography and Interventions and Fellow, American College of Chest Physicians. The program he directs in Cleveland in cardiology has been ranked Number 1 by U.S. News & World Report for the past 9 years.

Dr. Topol has served as a principal investigator for more than 15 international multi-center research trials, including GUSTO I-V, EPIC, EPILOG, EPISTENT, PURSUIT, CAVEAT, TARGET, REPLACE and many others, with cumulatively more than 200,000 patients enrolled. He was the first physician ever to administer recombinant t-PA and 2 different platelet glycoprotein IIb/IIIa inhibitors to patients. He has led the clinical development programs of t-PA, abciximab (ReoPro), eptifibatide (Integrilin), bivalirudin (Angiomax) and clopidogrel (Plavix). The results of these large programs, involving 40 countries around the world, have substantially changed the Clinic’s approach to patients with coronary artery disease. He and his colleagues at Cleveland Clinic recently reported the first gene to induce heart attacks and coronary disease (a MEF2A deletion mutation; Science, 2003).

Currently he serves on the editorial board for over 30 peer review medical publications including Circulation, Circulation Research, JACC, AJC, British and the European Heart Journals. He has over 850 original publications and has edited 16 books, including the Textbook of Interventional Cardiology (1st - 4th editions) and the Textbook of Cardiovascular Medicine (now in its second edition).

About Great Point Partners, LLC

Great Point Partners LLC of Greenwich, Connecticut (203-552-5353) manages the Biomedical Value Fund, L.P., a bottom-up, primary research oriented, investment fund which is focusing on publicly traded life sciences, medical technology and other healthcare companies. The Fund's investment objective is to generate superior investment returns by financing growth companies through PIPE (Private Investment in a Public Entity) financings, and in other directly negotiated investments.

About Biotechnology Development Fund IV, L.P.

Biotechnology Development Fund IV, L.P. is managed by BioAsia Investments, a Palo Alto, California-based venture firm formed in 1997 for the purpose of investing in private and public life sciences companies primarily in North America.  BioAsia makes investment decisions for the Funds and, in addition, helps its portfolio companies to develop corporate strategy, recruit key management personnel, and acquire new products and technology to accelerate growth.  BioAsia focuses on investments in companies with clinically proven products in development for unmet medical needs.  Additional information on BioAsia can be found on the internet at www.bioasia.com.

About Forbes Medi-Tech Inc.

Forbes Medi-Tech Inc. is a biopharmaceutical company dedicated to the research, development and commercialization of innovative prescription pharmaceutical and nutraceutical products for the prevention and treatment of cardiovascular and related diseases. Forbes' scientific platform is based on core sterol technology. By extracting plant sterols from by-products of the forestry industry, Forbes has developed cholesterol-lowering agents for use in pharmaceutical compounds, functional foods and dietary supplements.

For more information, please contact:

Darren Seed Manager, Investor Relations Telephone: (604) 681-8976 E-mail: dseed@forbesmedi.com

NASDAQ and the Toronto Stock Exchange have not reviewed and do not accept responsibility for the adequacy or accuracy of the content of this News Release. This News Release contains forward-looking statements about the Company’s future research and development plans, potential pharmaceutical products, future clinical trials, and other information in future periods, which statements can be identified by the use of forward-looking terminology such as “prospects”, “further”, “potential”, “towards”, “to provide”, “ opportunity”, “growth”, “will be”, “is developing”, “further”, or the negative thereof or any other variations thereon or comparable terminology referring to future dates, events or results.  Forward-looking statements are statements about the future and are inherently uncertain, and the Company’s actual results could differ materially from those anticipated in those forward-looking statements as a result of numerous factors, including without limitation, uncertainty as to whether FM-VP4 or any other compound will be developed and marketed successfully or at all; the need for further clinical trials, and uncertainty as to their timing and outcome; research and development risks; the risk of technical obsolescence; product liability risks; insurance risks; the need for government approvals; manufacturing risks; partnership/strategic alliance risks; the effect of competition; the risk of adverse side effects; intellectual property risks; as well as a description of other risks and uncertainties affecting the Company and its business, as contained in news releases and filings with the United States Securities and Exchange Commission and Canadian Securities Regulatory Authorities, any of which could cause actual results to vary materially from current results or the Company’s anticipated future results.  Forward-looking statements are based on the beliefs, opinions and expectations of the Company’s management at the time they are made, and the Company does not assume any obligation to update its forward-looking statement if those beliefs, opinions or expectations, or other circumstances should change.  Information contained in this news release regarding third parties has been provided by the third parties and is not guaranteed by the Company as to accuracy or completeness.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 7, 2004	FORBES MEDI-TECH INC. “Charles A. Butt” Charles A. Butt President & CEO